

handwritten: ₭₭w 3/7/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(stamp) RECEIVED FEB 2 6 2014 PROCESSING

SEC FILE NUMBER
8- 68541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2013____ AND ENDING____December 31, 2013____

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadwyn Point Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Point Road
(No. and Street)

Norwalk   CT   06854

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Maria Fini____   ____914-220-2296____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200   Fairfield   NJ   07004

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

x☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



AFFIRMATION

I, Anne Yang, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2013 and supplemental schedules pertaining to Cadwyn Point Partners, LLC as of December 31, 2013 are true and correct. I further affirm that neither the company nor any principal officer has any proprietary interest in any account classified solely as that of a customer.

_____ - 1.24.14
Signature   Date

CEO
_____
Title

Subscribed and Sworn to before me

on this _24_ day of _January_ , 2014.

_____
Notary Public

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
Cadwyn Point Partners, LLC
Norwalk, CT

Report on Financial Statement

We have audited the accompanying statement of financial condition of Cadwyn Point Partners, LLC as of December 31, 2013, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cadwyn Point Partners, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 20, 2014

CADWYN POINT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets:

Cash and cash equivalents	$	159,654
Due from broker		100,000
Prepaid expenses		7,011
Total Assets	$	266,665

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Accrued expenses and other liabilities	$	34,238
Deferred revenue		30,000
Total Liabilities		64,238

Commitments and Contingencies

Member's Equity		202,427
Total Liabilities and Member's Equity	$	266,665

Note A – Organization and Significant Accounting Policies

Nature of Business

Cadwyn Point Partners, LLC (the "Company"), was formed in Delaware on March 11, 2010.

The Company is a registered a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes

The Company, with the consent of its member, elected on January 1, 2011 under the Internal Revenue Code and applicable Connecticut State statutes to be taxed as an S Corporation. In lieu of corporation income taxes, the member of an S Corporation is taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

The carrying value of cash and prepaid expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Deferred Revenue

Certain clients are billed in advance for the services to be rendered. Such amounts are accounted for as deferred revenue and are recognized as revenue over the period the services are to be provided.

Subsequent Events

Subsequent events were evaluated through February 20, 2014 which is the date the financial statements were available to be issued.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $195,416, which was $95,416 in excess of its required net capital of 100,000. The Company's net capital ratio was 0.33 to 1.

Note C - Uncertain Tax Positions

As of December 31, 2013, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2013, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2013, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of Connecticut. None of these taxing jurisdictions have active examinations of Company income tax returns.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Independent Auditor's Report on Internal Control Required by SEC 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member of
Cadwyn Point Partners, LLC
Norwalk, CT

Dear Sirs and Madam:

In planning and performing our audit of the financial statements of Cadwyn Point Partners, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following condition involving the accounting system and internal control structure:

> *The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.*

These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Cadwyn Point Partners, LLC as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 20, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 20, 2014

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